UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2026

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on August 11, 2026, titled “Clearmind Medicine Announces Positive Permeation Results for Intranasal MEAI Formulation, Supporting Enhanced Nasal Retention Without Compromising Drug Delivery”.

The first two paragraphs of the press release attached to this Form 6-K as Exhibit 99.1 are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-275991, 333-270859, 333-273293, 333-290404, 333-293521 and 333-295455) and Form S-8 (File No. 333-283695), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “Clearmind Medicine Announces Positive Permeation Results for Intranasal MEAI Formulation, Supporting Enhanced Nasal Retention Without Compromising Drug Delivery”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: August 11, 2026	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

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